SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sunset Financial Resources Inc.

(Name of Subject Company)

Sunset Financial Resources Inc.

(Name of Filing Persons Offerors)

Common Stock, par value $.001 per share

(Title of Class of Securities)

867708109

(CUSIP Number of Class of Securities)

Stacy M. Riffe

Chief Executive Officer

10245 Centurion Parkway North, Suite 305

Jacksonville, Florida 32256

(904) 425-4575

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to

Bryan L. Goolsby

Kenneth L. Betts

Locke Liddell & Sapp LLP

2200 Ross Avenue

Suite 2200

Dallas, TX 75201-6776

(214) 740-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.     Filing Party: Not applicable.

Form or Registration No.: Not applicable.     Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Registration Statement on Form S-4 filed by Sunset Financial Resources, Inc. on June 14, 2006 is hereby incorporated herein by reference.

Sunset will file a Tender Offer Statement under cover of Schedule TO with the Securities and Exchange Commission. Investors are urged to read the Schedule TO when it becomes available because it will contain important information. The Schedule TO and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.

Contact: Sunset Financial Resources Stacy Riffe 904-425-4365 sriffe@sfous.com	Investors: KCSA Worldwide Jeffrey Goldberger / Michael Cimini 212.896.1249 / 212.896.1233 jgoldberger@kcsa.com mcimini@kcsa.com

Sunset and Alesco Amend Merger Agreement to Provide a Special

Merger Dividend of $0.50 to Sunset Stockholders

Jacksonville, FL and Philadelphia, PA (July 20, 2006) – Sunset Financial Resources, Inc. (NYSE: SFO) and Alesco Financial Trust today announced a revision to the merger agreement to include the addition of a special merger dividend of $0.50 per share to Sunset stockholders.

Daniel Cohen, Chairman of the Board of Alesco said, “We continue to believe in the merits of this merger transaction, and are focused on providing value to our combined stockholders. The addition of the $0.50 per share dividend provides additional value to Sunset stockholders and demonstrates our commitment to the transaction. As I have stated before, we want to ensure that all stockholders feel positive about the transaction and we are confident that the revised merger agreement will be beneficial to both Sunset and Alesco stockholders. We remain enthusiastic about the value creation potential of the transaction.”

The special merger dividend will be payable to all Sunset stockholders of record as of the business day prior to the merger and will be paid 10 days after the merger. In addition to the special merger dividend payment, Sunset and Alesco also agreed to extend the measurement date for the potential exchange ratio and tender offer price adjustments based on the remaining principal balance of the Peerless Loan from July 31, 2006 to September 14, 2006.

Rodney Bennett, Chairman of the Board of Sunset, added, “We are pleased with the mutual decision to provide the additional merger consideration to Sunset’s stockholders, and continue to believe that the merger is the right transaction for Sunset stockholders. The revised merger agreement demonstrates that Alesco is a great partner and is committed to the deal. Sunset has made substantial progress under the management agreement and we look forward to the successful completion of the transaction.”

In conjunction with the merger announcement in April, Sunset disclosed its plan to provide a tender offer in which it would purchase for cash up to $25 million of Sunset common stock from existing Sunset stockholders at $8.74 per share. Under the revised merger agreement, the tender offer price has been adjusted to $8.24, reflecting the $0.50 special dividend amount. Sunset stockholders tendering their common stock in the tender offer will receive the special merger dividend and the revised tender offer price for an aggregate of $8.74 per share. The tender is still expected to close immediately prior to the closing of the merger. Current Sunset stockholders will own 42% of the combined company (34% if the self-tender amount is fully subscribed).

On April 27, 2006, Sunset Financial and Alesco Financial Trust announced a definitive agreement to merge and entered into an interim management agreement. The merged company will pursue Alesco’s investment strategy focused on trust preferred securities issued by banks and insurance companies, middle market loans and residential mortgage backed securities. Under the management agreement in place since April 27, 2006, Sunset has begun redeploying its assets into assets consistent with Alesco’s investment strategy. To date Sunset has sold approximately $373 million of its residential mortgage-backed securities portfolio, repaid related reverse repurchase agreements, terminated related interest rate swap agreements and has redeployed the net proceeds of approximately $24 million into a warehouse line of credit that will support the accumulation of approximately $225 million of trust preferred securities and also purchased 46% of the preferred equity of an entity that issues loan obligations which are collateralized by approximately $186 million of leveraged loans. Additionally, Sunset has committed to sell approximately $441 million of its residential mortgage-backed securities portfolio for settlement during the week of July 24, 2006. After repayment of related reverse repurchase agreements and termination of certain interest rate swaps, the Company will receive net proceeds of approximately $26 million for redeployment into new assets.

As indicated in the April 27, 2006 merger announcement, the merger transaction is structured as tax free to Alesco stockholders. Each Alesco shareholder will receive 1.26 Sunset shares. The exchange ratio and tender offer values are subject to adjustments based on the repayment of the Peerless Loan. The merger agreement is also subject to shareholder approval from both companies and other customary conditions. The transaction is expected to close in the third or fourth quarter of 2006.

Banc of America Securities LLC acted as financial advisor to Sunset and Locke Liddell & Sapp LLP acted as its legal counsel. JP Morgan acted as a co-advisor to Sunset. Friedman, Billings, Ramsey & Co., Inc. acted as the financial adviser to Alesco and Clifford Chance US LLP acted as its legal counsel.

About Sunset Financial Resources

Sunset is a specialty finance REIT headquartered in Jacksonville, Florida and trades on the New York Stock Exchange under the symbol “SFO”.

About Alesco Financial Trust

Alesco is a specialty finance REIT headquartered in Philadelphia, Pennsylvania. The company is externally managed by an affiliate of Cohen Brothers. Alesco invests in trust preferred stock issued by banks and insurance companies, middle market loans, and residential mortgage backed securities. As of March 31, 2006, Alesco had approximately $2.2 billion in assets.

Certain statements in this news release may constitute “forward-looking statements” within the meaning of the federal securities laws and involve risks, uncertainties and other factors, which may cause the actual performance of Sunset Financial Resources, Inc. to be materially different from the performance expressed or implied by such statements. These risks include the failure of the Company to successfully execute its business plan, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT, the cost of capital, as well as the additional risks and uncertainties detailed in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission.

Sunset has filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission and will file a final proxy statement/prospectus and a tender offer statement on Schedule TO with the SEC. Investors are urged to read the proxy statement/prospectus, the tender offer statement (including an offer to purchase and related documents) when they becomes available because they will contain important information. These materials will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to sriffe@sfous.com.

Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report on Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.

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